SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

June 27, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Hyunseung Kim
Title: Associate

dw 7/12

Samsung Electronics Co., Ltd. Stock Option Grantees
Voluntarily Waive Their Right to Stock Option

Five employees who had been granted with 53,000 common shares in stock option voluntarily waived their right to stock option as they resigned from their office.
With the five voluntarily giving up their stock option a change was made in the number and class of granted stock options and such change was reported to the BOD on June 26,2002

Number and class of granted stock options after the voluntary waiver as follows:

1. Initially granted stock options (5,708,500 shrs)
   - Year 2000: Stock option was granted to 76 employees (1,500,000 shrs)
   - Year 2001: Stock option was granted to 560 (3,099,500 shrs)
   - Year 2002: Stock option was granted to 185 employees (1,109,000 shrs)
2. The number of stock options that were voluntarily given up (219,000 shrs)
   - Year 2000: Stock option granted to three employees lost effect (55,000 shrs)
   - Year 2001: Stock option granted to twenty three lost effect (164,000 shrs)
   - Year 2002: No stock option has yet to lose effect
3. Effective stock options grantees can exercise: 5,489,500 shrs